Exhibit 99.3

Electronic Voting Instructions
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose the voting method outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet must be received by 11:59 pm, London Time, on August 2, 2017.
Vote by Internet
• Go to www.investorvote.com/mime
• Or scan the QR code with your smartphone
• Follow the steps outlined on the secure website

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

I/We being (a) member(s) of Mimecast Limited (the “Company”), appoint Peter Bauer, failing whom, Peter Campbell, failing whom the chairman of the annual general meeting or:
Name or Proxy: ..........................................	Number of shares in relation .......................................... to which the proxy is authorised to act as my/our proxy to exercise all or any of my/our rights to attend, speak and vote in respect of my/our voting entitlement on my/our behalf at the annual general meeting of the Company to be held at the offices of the Company located at City Point, One Ropemaker Street, Moorgate, London, EC2Y 9AW United Kingdom on August 3, 2017 at 10:00 am (London time), and at any adjournment of the meeting.

Please tick here if this proxy appointment is one of multiple appointments being made. ☐ (For the appointment of more than one proxy, please refer to Explanatory Note 3.)

I/We would like my/our proxy to vote on the resolutions to be proposed at the meeting as indicated on this form of proxy. Unless otherwise instructed, the proxy can vote as he or she chooses or can decide not to vote at all in relation to any business of the meeting (including any amendment to a resolution).

Resolutions
	For	Against	Abstain		For	Against	Abstain

1. To receive the Company’s accounts for the year ended March 31, 2017 together with the directors’ report and the auditors’ report on those accounts.	☐	☐	☐	4. To re-appoint Ernst & Young LLP in the United Kingdom as auditors of the Company.	☐	☐	☐

2. To re-elect Neil Murray as a Class II director of the Company.	☐	☐	☐	5. To authorise the board to determine the remuneration of the auditors.	☐	☐	☐

3. To re-elect Christopher FitzGerald as a Class II director of the Company.	☐	☐	☐

02MZPD

1.

You are entitled to appoint one or more proxies of your own choice to exercise all or any of your rights to attend and to speak and vote at the meeting. A proxy need not be a shareholder of the Company. If you appoint more than one proxy, each proxy must be appointed to exercise the rights attached to a different share or shares held by you. You can only appoint a proxy in accordance with the procedures set out in these notes and in the notes to the notice of meeting.

2.

If you wish to appoint a proxy other than the persons named on the reverse side, please insert the relevant person’s full name in the space provided and delete the words “Peter Bauer, failing whom, Peter Campbell, failing whom the chairman of the annual general meeting”. Please initial any such alteration. If you sign and return this form of proxy with no name in the space provided, the persons named on the reverse side will be deemed to be your proxy. If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the space next to the name of the proxy the number of shares in relation to which the person is authorised to act as your proxy. If you sign and return this form of proxy and leave this space blank, your proxy will be deemed to be authorised to act in respect of your full voting entitlement (or if this form of proxy has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

3.

To appoint more than one proxy, you will need to complete a separate form of proxy in relation to each appointment. Additional forms of proxy may be obtained by contacting the Company’s registrars, Computershare, P.O. Box 505000, Louisville, KY 40233-5000, USA or you may photocopy this form of proxy. You will need to state clearly on each form of proxy the number of shares in relation to which the proxy is appointed. Please therefore indicate next to the name of the proxy the number of shares in relation to which the person is authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms of proxy must be signed and should be returned together in the same envelope. A failure to specify the number of shares to which each proxy appointment relates or specifying a number in excess of the number of shares held by you may result in the proxy appointment being invalid.

4.

Completion and return of this form of proxy will not preclude you from attending and voting in person at the meeting if you wish. If you do attend the meeting in person, your proxy appointments will automatically be terminated.

5.

If you would like your proxy to vote in a certain way on the resolutions specified, please indicate with an “X” in the appropriate box above how you wish your vote to be cast. If you fail to select any of the given options, your proxy can vote as he or she chooses or can decide not to vote at all. Your proxy can also do this on any other business which may come before the meeting, including amendments to resolutions and any procedural business.

6.

The “Abstain” option on this form of proxy is provided to enable you to instruct your proxy not to vote on any particular resolution. However, an abstention is not a vote in law and will not be counted in the calculation of the votes for and against a resolution.

7.	In the case of a body corporate, this form of proxy must be executed under its common seal or signed on its behalf by its duly authorised officer, attorney or other person authorised to sign.

8.

In the case of joint holders, only one joint holder need sign this form of proxy, but the names of all the joint holders must be stated. The vote of the senior joint holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names appear in the register of members in respect of the joint holding.

9.

To be valid, this form of proxy (duly signed and together with any power of attorney or other authority under which it is signed) must be received by post or (during normal business hours only) by hand at the offices of the Company’s registrars, Computershare, P.O. Box 505008, Louisville, KY 40233-9814, USA no later than 11:59 pm (London time) on August 2, 2017 (or, if the meeting is adjourned, no later than 48 hours (excluding non-working days) before the time of any adjourned meeting).

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Proxy — Mimecast Limited

Notice of Annual General Meeting of Shareholders - August 3, 2017

Mimecast Limited, City Point, One Ropemaker Street, Moorgate, London EC2Y 9AW United Kingdom

Proxy Solicited by Board of Directors for Annual General Meeting - 10:00 am London Time on August 3, 2017

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

⬛	IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.